UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Enstar Group Limited

(Name of Issuer)

Ordinary Shares, par value $1.00 per share

(Title of Class of Securities)

G3075P101

(CUSIP Number)

December 31, 2011

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G3075P101	13G	Page 2 of 5 Pages

1.	Name of Reporting Persons: J. Christopher Flowers
2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization: United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	Sole Voting Power: 1,356,074
	6.	Shared Voting Power: -0-
	7.	Sole Dispositive Power: 1,461,263
	8.	Shared Dispositive Power: -0-
9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 1,461,263
10.	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row (9): 10.2%*
12.	Type of Reporting Person (See Instructions): IN

*	The calculation of the foregoing percentage is based on 14,379,658 voting Ordinary Shares outstanding as of December 22, 2011, equal to (x) 13,714,129 voting Ordinary Shares outstanding as of November 3, 2011, as reported in the Enstar Group Limited Quarterly Report on Form 10-Q for the period ended September 30, 2011, as filed with the Securities and Exchange Commission on November 4, 2011 plus (y) 665,529 newly-issued voting Ordinary Shares as reported in the Enstar Group Limited Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 22, 2011.

CUSIP No. G3075P101	13G	Page 3 of 5 Pages

Item 1.	(a).	Name of Issuer

Enstar Group Limited

	(b).	Address of Issuer’s Principal Executive Offices:

P.O. Box HM 2267 Windsor Place, 3rd Floor 18 Queen Street Hamilton, Bermuda HM JX

Item 2	(a).	Name of Person Filing

Item 2	(b).	Address of Principal Business Office

Item 2	(c).	Citizenship

J. Christopher Flowers 717 Fifth Ave. 26th Floor New York, NY 10022 Citizenship: United States

Item 2	(d).	Title of Class of Securities:

Ordinary Shares, par value $1.00 per share (the “Ordinary Shares”)

Item 2	(e).	CUSIP Number:

G3075P101

Item 3.	If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

CUSIP No. G3075P101	13G	Page 4 of 5 Pages

Item 4.	Ownership.

(a) Amount beneficially owned:

J. Christopher Flowers may be deemed to beneficially own an aggregate of 1,461,263 Ordinary Shares, consisting of 1,175,549 Ordinary Shares he holds directly and 285,714 Ordinary Shares over which he may be deemed to exercise investment discretion through: (a) JCF Associates II Ltd., of which he is the sole director, and JCF Associates II-A LLC, of which he is the managing member, on behalf of J.C. Flowers II L.P., J.C. Flowers II-A L.P. and J.C. Flowers II-B L.P. and (b) FSO GP Ltd., of which he is the sole director, on behalf of Financial Service Opportunities L.P. (collectively, the “Funds”). Mr. Flowers disclaims beneficial ownership of the Ordinary Shares held by the Funds. This report shall not be construed as an admission that Mr. Flowers is the beneficial owner of the Ordinary Shares held by the Funds for any reason.

The by-laws of Enstar Group Limited reduce the total voting power of any U.S. shareholder or direct foreign shareholder group owning 9.5% or more of its Ordinary Shares to less than 9.5% of the voting power of all of Enstar Group Limited’s Ordinary Shares. As a result of this provision, Mr. Flowers only has voting power with respect to 1,356,074 of the Ordinary Shares he may be deemed to beneficially own.

(b) Percent of class:

Mr. Flowers may be deemed to be the beneficial owner of 10.2% of Enstar Group Limited’s Ordinary Shares. The calculation of the foregoing percentage is based on 14,379,658 voting Ordinary Shares outstanding as of December 22, 2011, equal to (x) 13,714,129 voting Ordinary Shares outstanding as of November 3, 2011, as reported in the Enstar Group Limited Quarterly Report on Form 10-Q for the period ended September 30, 2011, as filed with the Securities and Exchange Commission on November 4, 2011 plus (y) 665,529 newly-issued voting Ordinary Shares as reported in the Enstar Group Limited Current Report on Form 8-K, as filed with the Securities and Exchange Commission on December 22, 2011.

(c) Number of Shares as to which the Reporting Person has:

(i) Sole power to vote or to direct the vote:

1,356,076

(ii) Shared power to vote or to direct the vote:

-0-

(iii) Sole power to dispose or to direct the disposition of:

1,461,263

(iv) Shared power to dispose or to direct the disposition of:

-0-

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following:  ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Investors in the Funds described in Item 4 above have the right to receive dividends from, or the proceeds from the sale of, the shares held in each Fund.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

Not Applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable.

Item 10.	Certification.

Not Applicable.

CUSIP No. G3075P101	13G	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 14, 2012

/s/ J. Christopher Flowers
J. Christopher Flowers